ASSURE HOLDINGS CORP.

7887 East Belleview Avenue, Suite 500

Greenwood Village, Colorado 80111

May 10, 2023

Via EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Assure Holdings Corp. – Request for Acceleration

Registration Statement on Form S-1

Filed on January 27, 2023, Amended May 2, 2023 and May 10, 2023

File No. 333-269438

Ladies and Gentlemen:

On behalf of Assure Holdings Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (No. 333-269438) to permit said Registration Statement to become effective at 4:00 p.m. Eastern time on May 11, 2023, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Assure Holdings Corp.

/s/ John Price
John Price
Chief Financial Officer